SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2009

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Presentation Dr. Dieter Zetsche

2.	Presentation Bodo Uebber

3.	Fact Sheet

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements.These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of Chrysler, in which we hold an equity interest and some of whose obligations we have guaranteed; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Annual Press Conference 2008 Results Dr. Dieter Zetsche Chairman of the Board of Management Head of Mercedes-Benz Cars February 17, 2009

Global economy sharply deteriorated Stock markets Dow Jones World, real in % to year ago PMI1), Triad, manufacturing, 50 = neutral Business sentiment Confidence crisis Financial crisis Recession 1) Purchasing Manager Index GDP growth Economic environment - impact on Daimler 7.500 8.500 9.500 10.500 11.500 12.500 13.500 14.500 '00 '02 '04 '06 '08 30 35 40 45 50 55 60 '00 '02 '04 '06 '08 -2 -1 0 1 2 3 4 5 '00 '02 '04 '06 '08

US – Light vehicle sales WEU – Passenger car sales Japan – Passenger car sales Triad markets - severe downturn to historical lows 12-year-low 21-year-low Million units, seasonally adjusted at annual rates Million units, seasonally adjusted at annual rates Million units, seasonally adjusted at annual rates 26-year-low Economic environment - impact on Daimler 11 12 13 14 15 16 '00 '02 '04 '06 '08 9 10 11 12 13 14 15 16 17 18 19 '00 '02 '04 '06 '08 3,5 3,7 3,9 4,1 4,3 4,5 4,7 4,9 5,1 '00 '02 '04 '06 '08

2008: One year – two stories Mercedes-Benz Cars unit sales 2008 / 2007 Economic environment - impact on Daimler 17% 11% -6% -22% Q1 Q2 Q3 Q4

Group first-half year results at record level Mercedes-Benz Vans Daimler Buses Daimler Financial Services Daimler Trucks Mercedes-Benz Cars Set all-time first-half sales record Matched first-half record sales set in ‘07 Ambitious profit targets achieved Best first-half ever Recorded best first half Economic environment - impact on Daimler

1.2 Financial performance Group full-year earnings reflect difficult environment -70 -65 -69 -4 % change 1.4 4.0 Net profit 2.7 8.7 EBIT 95.9 99.4 Revenue 0.60 2.0 Dividend (in EUR) FY 2008 FY 2007 – in billions of € –

1.2 Financial performance EBIT: All businesses contributed Daimler Trucks - in billions of € - Mercedes-Benz Cars - in billions of € - Vans, Buses, Other - in billions of € - Daimler Financial Services - in billions of € - -1.21) 2.0 2007 2008 0.7 0.6 2007 2008 2.1 4.8 2007 2008 1.6 2.1 2007 2008 1) Including special reporting items

The road ahead Strike right balance – master crisis & invest in future Accelerate ongoing efficiency programs Invest in strategic key areas Mastering the crisis Strengthen strategic position Manage through the economic crisis GDP growth DAIMLER -2 0 2 4 6 '00 '02 '04 '06 '08

Manage through the economic crisis Reduction of factory output and stock Disciplined cash spending Rigid review of capital expenditure/investments Reduction of budgets for 2009 and beyond Cash flow measures Safeguard financial flexibility (I)

Introduced short-time work Utilized flexible work accounts Reduced number of temporary workers No salary increases for senior management No cash boni Significantly reduced 2008 executive bonus payments Manage through the economic crisis Labor cost measures Safeguard financial flexibility (II)

Comfortable gross liquidity Access to debt markets Broad range of funding instruments available Solid balance sheet Manage through the economic crisis Funding Safeguard financial flexibility (III)

Accelerate ongoing efficiency programs Accelerate company-wide efficiency programs Daimler efficiency programs Mercedes-Benz Cars Daimler Trucks Mercedes-Benz Vans Daimler Buses Daimler Financial Services Cross-divisional functions / New Management Model Global Excellence Growth and market optimization Future product generations 1 2 3 4 1 Operational Excellence Business Model Strategy (Management of Cycles)

“GO FOR 10” program takes efficiency to next level Example: Mercedes-Benz Cars Investments and existing assets Fixed costs and organizational agility Short- and long-term efficiency Revenue and profit increase Review product portfolio Reduction net assets/ working capital ... Review indirect sectors Allocation of engineering resources ... Reduction material and production costs ... Optimization product mix Turn around new and young used cars ... Improvement levers Accelerate ongoing efficiency programs

Efficiency measures “Global Excellence” drives efficiency Example: Daimler Trucks Cost optimization and repositioning Portfolio optimization with two-brand strategy Adjustment plant capacity ... MB Trucks contingency program Active management of downturn ... Daimler Trucks EU/LA Daimler Trucks North America Daimler Trucks Asia Further reduction of cost base Optimization of business processes ... Accelerate ongoing efficiency programs Global Excellence Growth and market optimization Future product generations 1 2 3 4 1 Operational Excellence Business Model Strategy (Management of Cycles)

Efficiency areas “Captive #1” review of all business areas Example: Daimler Financial Services Optimization of Sales & Marketing functions Optimization of all country operations processes Optimization of Finance, HR, project and staff functions Operational country clusters Increased automation and leveraging of best practices ... Business center consolidation Optimization size of field force ... Shared services with brand partner Optimization labor costs ... Accelerate ongoing efficiency programs

-10% - 8% -12% 2005 2006 2007 2008 Continued productivity improvement Mercedes-Benz Cars productivity [hours per vehicle] Accelerate ongoing efficiency programs

Improving quality reduces warranty costs - x % change to 2005 Mercedes-Benz Cars (Warranty & goodwill costs) Daimler Trucks (Warranty expense 12 months in service) -50% -41% 2005 2008 2005 2008 Accelerate ongoing efficiency programs ... ...

Structural improvements continue “New Management Model” (NMM) 2004 2009 Cost reduction of NMM functions Headcount reduction 2004 2009 Cost of NMM functions reduced by approximately 1.2 bn € by 2009 -23% -22% Accelerate ongoing efficiency programs

Invest in strategic key areas Invest to strengthen our strategic position Daimler-wide initiatives New products and green technologies New markets New business

The new E-Class: superior safety, outstanding comfort and up to 23 percent fuel savings E-Class Sedan New models in 20091) E-Class Coupe New Generation S-Class New Generation GL-Class E-Class Station Wagon Q1: Q2: Q3: Q4: 1) Launch WEU E 250 CDI: 139 CO2/km; 5,3l/100 km Invest in strategic key areas

New trucks and buses set benchmarks Mercedes-Benz Construction Actros Setra CC 419 GT-HD Mercedes-Benz Travego Invest in strategic key areas

Roadmap to sustainable mobility – gaining momentum Clean fuels for combustion engines Optimization of combustion engines Hybridization Emission-free driving Energy sources for future mobility C 250 CDI Mitsubishi Fuso Canter Eco Hybrid Fuel cell Mercedes-Benz BlueZERO Invest in strategic key areas

New engines and technologies improve fuel efficiency and reduce emissions Example OM 651 diesel engine Example BlueTec trucks Invest in strategic key areas

Luxury class CO2 hybrid champion and hybrid world market leader in commercial vehicles S 400 BlueHYBRID Examples hybrid model range Invest in strategic key areas

Milestones in emission-free driving smart fortwo ed Mercedes-Benz B-Class F-CELL Mercedes-Benz Citaro F-CELL Invest in strategic key areas

Cooperations for sustainable mobility Examples li-Tec and e-mobility Upstream: Strategic alliances – e.g. to improve battery technology Downstream: Cooperations with energy providers to improve infrastructure Invest in strategic key areas

Increasing presence in important growth markets Mercedes- Benz Cars Daimler Trucks unit sales ’07 ’08 Russia India Brazil China +46% +65% +9% +54% -9% +35% +48% +23% Strategic partner-ship KAMAZ (10% share) JV “Daimler Hero Commercial Vehicles Ltd.” Cooperation with Sutlej Motors New PV plant Top position in truck market Market leader in bus JV “Fujian Daimler Automotive Ltd” to start van production in 2009 LoI with Foton signed to found Truck JV Invest in strategic key areas

Exploring new businesses along the automotive value chain Example car2go Completely new mobility concept Pilot start in Ulm, October 2008 Rental as easy as using a mobile phone Invest in strategic key areas

2009 planning based on different scenarios Planning assumptions for market development Pronounced decline expected in all major markets Q1 and Q2 2009 PV market likely to reach bottom in 2nd half of 2009 Stabilization of CV market in 2010 Retail planning aligned to these assumptions Cost reduction set up to accommodate pro-longed crisis Summary

Summary We are prepared for the challenges ahead! Manage through the economic crisis Accelerate ongoing efficiency programs Invest in strategic key areas

Annual Press Conference FY 2008 and Q4 2008 Results Bodo Uebber Member of the Board of Management Finance & Controlling and Daimler Financial Services

Major characteristics in FY 2008 Dramatic market turbulences in H2/2008 Worldwide financial and economic crisis High volatility of raw-material prices and major currencies Decrease in EBIT Mercedes-Benz Cars strongly impacted by deteriorating car markets Daimler Trucks EBIT impacted by negative market development and DTNA repositioning Mercedes-Benz Vans and Daimler Buses at record result levels Financial Services continued with solid performance Significantly negative EBIT impact from Chrysler (€3.2 billion) Solid financial position Cash flow impacted by increase of working capital Net liquidity of industrial business at comfortable level Strong balance sheet

Key financials 1.4 4.0 Net profit 2.7 8.7 EBIT 3.1 12.9 Net liquidity industrial business (at period end) (3.9) 7.6 Free cash flow industrial business 1.41 3.83 Earnings per share (in €) FY 2008 FY 2007 – in billions of € –

Significant earnings impact related to Chrysler Negative impact on EBIT of €3.2 billion, of which at equity result of minus €1.4 billion Impairment of Chrysler-related assets of €1.8 billion Carrying amount of equity stake, subordinated and second lien loan adjusted to zero Cash impact in 2008 of €1 billion from pay-out of the second lien loan in June Guaranties provided by Daimler reduced in FY 2008 by €0.4 to €0.3 billion; related collateral provided by Chrysler decreased by €0.1 to €0.2 billion At equity result is not indicative for US GAAP results to be reported by Chrysler Holding LLC due to significant valuation differences between US GAAP and IFRS Negotiations with Cerberus Capital Management on redemption of remaining stake in Chrysler ongoing

EBIT from ongoing operations meets Q3 guidance – in millions of € – 245 6,203 2,730 EBIT 2008 as reported Other special reporting items Chrysler impact EBIT 2008 from ongoing operations, excl. Chrysler 3,228 EBIT guidance given with Q3 disclosure > 6,000

Lower unit sales and revenue due to the deterioration of the market environment Unit sales – in thousands of units – Revenue – in billions of € – FY 2007 FY 2008 FY 2007 FY 2008 1,293 1,273 52.4 47.8 Mercedes-Benz Cars Q1-3 / Q4

EBIT decreased significantly with the decline in market demand starting in Q3 2008 – in millions of € – Mercedes-Benz Cars Further efficiency improvements Adjustments of pension benefit plans Lower unit sales and less favorable sales mix Reassessment of leased vehicles’ residual values Exchange rate effects and increased raw-material prices EBIT FY 2007 EBIT FY 2008 4,753 2,117 - 2,636

Growth mainly in Brazil and Asian markets partly offset by the decline in NAFTA and Japan Daimler Trucks Unit sales – in thousands of units – Revenue – in billions of € – FY 2007 FY 2008 FY 2007 FY 2008 468 472 28.5 28.6 119 119 7.6 7.2 Q1-3 / Q4

Decrease in EBIT primarily due to the repositioning in the NAFTA region – in millions of € – Daimler Trucks Higher unit sales in Brazil and Asian markets Improved product positioning and efficiency Continued weak demand in NAFTA Exchange rate effects and higher raw-material cost Repositioning of Daimler Trucks North America Special reporting items in FY 2007 EBIT FY 2007 EBIT FY 2008 2,121 1,607 - 514

Solid business development in a difficult environment Daimler Financial Services New business – in billions of € – Contract volume – in billions of € – FY 2007 FY 2008 FY 2007 FY 2008 27.6 29.5 63.4 59.1 7.1 7.4 Q1-3 / Q4

EBIT slightly above prior-year’s level – in millions of € – Daimler Financial Services Higher contract volume Improved efficiency Increased cost of risk EBIT FY 2007 EBIT FY 2008 630 677 + 47

Unit sales on second-best level ever Mercedes-Benz Vans Unit sales – in thousands of units – Revenue – in billions of € – FY 2007 FY 2008 FY 2007 FY 2008 289 287 9.3 9.5 81 67 2.2 2.6 Q1-3 / Q4

Sales record mainly driven by increases in Europe and NAFTA Daimler Buses Unit sales – in thousands of units – Revenue – in billions of € – FY 2007 FY 2008 FY 2007 FY 2008 39.0 40.6 4.4 4.8 11.0 9.5 1.4 1.5 Q1-3 / Q4

Higher EBIT of vans and buses offset by negative effects relating to Chrysler – in millions of € – Vans, Buses, Other Strong unit sales at Mercedes-Benz Vans and Daimler Buses Special income from the sale of real estate (Potsdamer Platz) Gain from the transfer of EADS shares in FY 2007 Higher charges relating to Chrysler 1,956 - 1,239 - 3,195 EBIT FY 2007 EBIT FY 2008 406 818 Vans Buses 308 571 Vans Buses

Sharp decline of EBIT in Q4 2008 (1,658) (492) Vans, Buses, Other 153 109 Daimler Financial Services (359) 1,426 Mercedes-Benz Cars 86 512 Daimler Trucks (1,947)1) 1,393 Daimler Group (169) (162) Reconciliation / Elimination Q4 2008 Q4 2007 – in millions of € – 1) EBIT of €272 million excluding Chrysler and special items

Net profit and earnings per share Earnings per share – in € – FY 2007 FY 2008 3,985 1,414 FY 2007 FY 2008 3.83 1.41 Net profit – in billions of € –

Key balance-sheet and financial figures 3,106 12,912 Net liquidity 8,003 17,055 Gross liquidity 24.3% 26.9% Equity ratio 1) Daimler Group (3,915) 7,637 Free cash flow (12-months period) 42.7% 43.7% Equity ratio 1) Industrial Business Dec. 31, 2008 Dec. 31, 2007 – in millions of € – 1) Excluding dividend payment

Assumptions for the automotive markets in 2009 Passenger car and light truck markets: Continuing decrease of demand worldwide Significant decline compared to 2008 in all volume markets Most emerging markets expected to perform below prior-year’s level Commercial vehicle markets: Significantly lower demand in the triad markets Market decrease also expected for emerging markets Stabilization of CV market in 2010 However: We expect a bottoming-out of the current market trends in H2/2009

Outlook 2009 Significant decrease in business volume expected Substantial burdens on the earnings of the Daimler Group and its divisions expected Measures to improve efficiency are ongoing

Annual Press Conference FY 2008 and Q4 2008 Results Questions & Answers

Liquidity (33,485) 6,057 (27,428) (29,986) 6,886 (23,100) Short term financing liabilities (20,704) (10,505) (31,209) (19,962) (11,905) (31,867) Long term financing liabilities (54,189) (2,517) (56,706) (49,948) (3,258) (53,206) Financial liabilities (nominal) (49,063) 0 (49,948) 885 148 737 FS 12,912 1,761 (5,019) 16,170 1,276 14,894 IB (36,151) 1,761 (54,967) 17,055 1,424 15,631 Group Dec. 31, 2007 Dec. 31, 2008 – in millions of € – FS IB Group (48,703) 1,931 (58,637) 8,003 1,091 6,912 (51,809) 3,106 Net liquidity 0 1,931 Market valuation and currency hedges for financing liabilities (54,189) (4,448) Financing liabilities, net 132 959 Marketable securities and term deposits 2,248 4,664 Cash and cash equivalents 2,380 5,623 Gross liquidity (31,867) (11,905) (19,962) (31,209) (10,505) (20,704)

Funding status of pension and healthcare benefits – continuing operations – 0.0 0.1 Plan assets (1.0) (0.9) Benefit obligations (15.0) (15.7) Benefit obligations (4.9) (1.9) Funded status Pension benefits 10.1 13.8 Plan assets (0.9) (0.7) Funded status 0.1 0.1 Reimbursement Medicare Act Healthcare benefits Dec. 31, 2008 Dec. 31, 2007 – in billions of € –

Research & Development costs FY 2007 – in millions of € – FY 2008 – in millions of € – 4,148 3,781 Total R&D Recognized in P&L of which capitalized Amortization Total R&D Recognized in P&L of which capitalized Amortization 990 623 4,442 3,693 1,387 638

Special items affecting EBIT – (114) – – Restructuring program at EADS 130 1,573 – 12 Transfer of shares in EADS 449 73 – 73 Sale of real estate – (82) – – Financial support for suppliers (1,838) – (1,670) – Impairments of loans and other assets relating to Chrysler (1,390) (377) (343) (377) Equity result Chrysler (233) – (233) – Repositioning of Daimler Trucks North America (465) – (16) – Reassessment of residual values – 78 – 10 Sale of real estates in Japan 2008 2007 2008 2007 (96) 86 – 4th Quarter (78) 29 84 Vans, Buses, Other 29 86 Adjustments of pension benefit plans/healthcare benefit plans Daimler Trucks (247) (256) New management model Reconciliation 84 – Adjustment of pension benefit plans Mercedes-Benz Cars Fiscal Year – in millions of € –

Disclaimer This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of Chrysler, in which we hold an equity interest and some of whose obligations we have guaranteed; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

3

Fact Sheet for Q4 2008 and Full Year 2008

February 17, 2009

Contents

Daimler Group
• Stock Market Information	3
• Earnings Situation	4 - 9

Sales Information
• Mercedes-Benz Cars	10 - 12
• Daimler Trucks	13 - 16
• Vans, Buses, Other	17

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

Stock Market Information

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
	2008	2007	2008	2007	2008	2007	2008	2007	Change	2008	2007	Change

Earnings per share (in EUR)
basic	1.29	1.89	1.40	1.74	0.21	(1.47)	(1.61)	1.71	—	1.41	3.83	-63%
diluted	1.29	1.88	1.40	1.72	0.21	(1.47)	(1.61)	1.70	—	1.40	3.80	-63%

continuing operations, basic	1.29	2.61	1.42	1.35	0.22	(0.97)	(1.32)	1.71	—	1.71	4.67	-63%
continuing operations, diluted	1.29	2.60	1.42	1.34	0.22	(0.97)	(1.32)	1.70	—	1.70	4.63	-63%

Average number of shares outstanding (adjusted for treasury stocks)
basic	998.0	1,028.7	963.2	1,043.2	941.9	1,053.1	927.8	1,026.4	-10%	957.7	1,037.8	-8%
diluted	1,002.8	1,038.7	966.0	1,054.6	942.8	1,060.5	927.8	1,035.4	-10%	959.9	1,047.3	-8%

Number of shares outstanding (at period end)
total shares outstanding	964.1	1,029.4	964.5	1,054.1	964.6	1,044.2	964.6	1,013.9	-5%
adjusted for treasury stock	964.1	1,029.4	958.0	1,054.1	929.7	1,041.7	927.4	1,013.9	-9%

Share price Frankfurt (at period end, in EUR)	54.15	61.40	39.28	68.59	35.40	70.64	26.70	66.50	-60%

Share price New York (at period end, in USD)	85.55	81.81	61.67	91.95	50.50	100.20	38.28	95.63	-60%

Market capitalization Frankfurt (at period end, in billions of EUR)	52.20	63.20	37.63	72.30	32.91	73.59	24.76	67.42	-63%

Market capitalization New York (at period end, in billions of USD)	82.48	84.21	59.08	96.93	46.95	104.38	35.50	96.96	-63%

Key Figures and Ratios (continuing operations)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2008	2007	2008	2007	2008	2007	2008	2007	Change	2008	2007	Change

Unit Sales (in units)	503,816	460,281	566,480	516,366	522,525	536,973	480,055	575,353	-17%	2,072,876	2,088,973	-1%

Revenue	23,455	23,370	25,382	23,844	23,796	25,681	23,240	26,504	-12%	95,873	99,399	-4%

EBIT	1,976	3,292	2,053	2,134	648	1,891	(1,947)	1,393	—	2,730	8,710	-69%

Net Profit, Group	1,332	1,972	1,395	1,849	213	(1,533)	(1,526)	1,697	—	1,414	3,985	-65%

Net Profit, continuing operations	1,335	2,715	1,412	1,443	218	(1,003)	(1,261)	1,700	—	1,704	4,855	-65%

Depreciation and amortization
(including amortization on capitalized development costs, excluding depreciation on leased assets)	754	848	738	768	764	786	767	614	+25%	3,023	3,016	+0%

R&D expenditures total	1,065	869	1,120	936	1,128	1,103	1,129	1,240	-9%	4,442	4,148	+7%
Expensed R&D costs	782	739	831	734	789	835	653	850	-23%	3,055	3,158	-3%
Capitalized development costs	283	130	289	202	339	268	476	390	+22%	1,387	990	+40%

Amortization on capitalized development costs	160	156	160	150	163	155	155	162	-4%	638	623	+2%

Capital Expenditure (Property, plant & equipment)	823	843	713	701	948	801	1,075	582	+85%	3,559	2,927	+22%

Unit Sales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2008	2007	2008	2007	2008	2007	2008	2007	Change	2008	2007	Change

Mercedes-Benz Cars	318,285	271,058	353,976	320,151	315,796	337,348	284,956	364,627	-22%	1,273,013	1,293,184	-2%

Daimler Trucks	107,728	119,218	122,809	112,054	122,678	117,675	118,859	118,720	+0%	472,074	467,667	+1%

Mercedes-Benz Vans	68,626	61,703	78,629	73,823	73,241	72,576	66,702	80,971	-18%	287,198	289,073	-1%

Daimler Buses	9,177	8,302	11,066	10,338	10,810	9,374	9,538	11,035	-14%	40,591	39,049	+4%

Daimler Group	503,816	460,281	566,480	516,366	522,525	536,973	480,055	575,353	-17%	2,072,876	2,088,973	-1%

Production Volume

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2008	2007	2008	2007	2008	2007	2008	2007	Change	2008	2007	Change

Mercedes-Benz Cars (1)	350,711	303,487	368,083	308,708	343,368	336,184	276,083	351,710	-22%	1,338,245	1,300,089	+3%

Daimler Trucks	113,320	123,350	123,151	109,130	125,756	114,553	110,715	121,934	-9%	472,942	468,967	+1%

Mercedes-Benz Vans	76,364	71,037	85,327	74,940	79,085	73,820	55,716	69,852	-20%	296,492	289,649	+2%

Daimler Buses	9,990	8,047	11,818	10,289	11,315	10,061	8,983	9,791	-8%	42,106	38,188	+10%

Daimler Group (1)	550,385	505,921	588,379	503,067	559,524	534,618	451,497	553,287	-18%	2,149,785	2,096,893	+3%

(1) Including vehicles manufactured for Mitsubishi Motors Corporation in South Africa.

Revenue

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2008	2007	2008	2007	2008	2007	2008	2007	Change	2008	2007	Change

Mercedes-Benz Cars	12,497	12,070	12,921	12,558	11,608	14,077	10,746	13,725	-22%	47,772	52,430	-9%

Daimler Trucks	6,327	7,290	7,385	6,930	7,307	7,007	7,553	7,239	+4%	28,572	28,466	+0%

Daimler Financial Services	2,243	2,152	2,231	2,095	2,328	2,213	2,480	2,251	+10%	9,282	8,711	+7%

Vans, Buses, Other	3,448	2,882	4,074	3,376	3,735	3,557	3,713	4,308	-14%	14,970	14,123	+6%
of which Mercedes-Benz Vans	2,335	2,060	2,557	2,284	2,388	2,383	2,199	2,614	-16%	9,479	9,341	+1%
of which Daimler Buses	919	813	1,321	1,076	1,202	990	1,366	1,471	-7%	4,808	4,350	+11%

Reconciliation	(1,060)	(1,024)	(1,229)	(1,115)	(1,182)	(1,173)	(1,252)	(1,019)	-23%	(4,723)	(4,331)	-9%

Daimler Group	23,455	23,370	25,382	23,844	23,796	25,681	23,240	26,504	-12%	95,873	99,399	-4%

Earnings Before Interest and Taxes (EBIT)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2008	2007	2008	2007	2008	2007	2008	2007	Change	2008	2007	Change

Mercedes-Benz Cars	1,152	792	1,212	1,204	112	1,331	(359)	1,426	—	2,117	4,753	-55%

Daimler Trucks	403	528	608	601	510	480	86	512	-83%	1,607	2,121	-24%

Daimler Financial Services	168	214	183	220	173	87	153	109	+40%	677	630	+7%

Vans, Buses, Other	371	1,872	148	257	(100)	319	(1,658)	(492)	—	(1,239)	1,956	—
of which Mercedes-Benz Vans	186	124	262	130	212	158	158	159	-1%	818	571	+43%
of which Daimler Buses	75	27	170	109	92	60	69	112	-38%	406	308	+32%

Reconciliation	(118)	(114)	(98)	(148)	(47)	(326)	(169)	(162)	-4%	(432)	(750)	+42%

Daimler Group	1,976	3,292	2,053	2,134	648	1,891	(1,947)	1,393	—	2,730	8,710	-69%

Special Reporting Items effecting EBIT

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		Fiscal Year
(in millions of EUR)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Mercedes-Benz Cars
Reassessment of residual values	—	—	—	—	(449)	—	(16)	—	(465)	—

Financial support for suppliers	—	(82)	—	—	—	—	—	—	—	(82)

Adjustment of pension benefit plans	—	—	—	—	—	—	84	—	84	—

Daimler Trucks
Repositioning of Daimler Trucks North America	—	—	—	—	—	—	(233)	—	(233)	—

Adjustments of pension benefit plans/healthcare benefit plans	—	—	—	—	—	—	29	86	29	86

Sale of real estates in Japan	—	—	—	68	—	—	—	10	—	78

Vans, Buses, Other
Sale of real estate	449	—	—	—	—	—	—	73	449	73

Transfer of shares in EADS	102	1,563	35	(39)	(7)	37	—	12	130	1,573

Restructuring program at EADS	—	(114)	—	—	—	—	—	—	—	(114)

Equity result Chrysler	(340)	—	(356)	—	(351)	—	(343)	(377)	(1,390)	(377)

Impairments of loans and other assets relating to Chrysler	(151)	—	(17)	—	—	—	(1,670)	—	(1,838)	—

Recon.
New management model	(45)	(51)	(63)	(42)	(61)	(67)	(78)	(96)	(247)	(256)

Mercedes-Benz Cars

Unit Sales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2008	2007	2008	2007	2008	2007	2008	2007	Change	2008	2007	Change

Mercedes-Benz Cars	318,285	271,058	353,976	320,151	315,796	337,348	284,956	364,627	-22%	1,273,013	1,293,184	-2%

Western Europe	178,474	159,487	210,277	208,570	176,959	198,493	167,523	212,607	-21%	733,233	779,157	-6%
of which Germany	73,813	72,165	94,975	89,680	84,044	87,823	79,640	93,192	-15%	332,472	342,860	-3%

NAFTA	73,779	59,608	77,643	56,785	72,713	73,770	58,026	85,899	-32%	282,161	276,062	+2%
of which USA	67,219	54,669	68,341	50,091	64,866	68,047	50,734	78,982	-36%	251,160	251,789	-0%

Japan	9,474	10,311	8,724	8,999	9,649	12,299	9,122	14,722	-38%	36,969	46,331	-20%

Rest of World	56,558	41,652	57,332	45,797	56,475	52,786	50,285	51,399	-2%	220,650	191,634	+15%
of which Mitsubishi products manufactured and/or sold in South Africa	3,079	2,434	2,525	2,782	1,400	2,420	1,186	2,430	-51%	8,190	10,066	-19%

Mercedes-Benz Cars

Retail Sales*

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2008	2007	2008	2007	2008	2007	2008	2007	Change	2008	2007	Change

Mercedes-Benz Cars	318,691	286,764	349,406	330,935	311,730	324,605	276,568	343,559	-19%	1,256,395	1,285,863	-2%

Western Europe	189,133	171,062	208,424	208,246	178,651	196,522	164,545	201,663	-18%	740,753	777,493	-5%
of which Germany	74,068	71,667	94,666	88,701	85,252	88,201	78,909	93,280	-15%	332,895	341,849	-3%

NAFTA	67,587	61,274	78,619	69,440	72,850	68,012	60,960	79,562	-23%	280,016	278,288	+1%
of which USA	61,182	56,048	69,627	62,333	64,832	62,078	53,945	72,974	-26%	249,586	253,433	-2%

Japan	11,259	11,991	9,088	9,472	9,951	12,113	6,710	11,728	-43%	37,008	45,304	-18%

Rest of World	50,712	42,437	53,275	43,777	50,278	47,958	44,353	50,606	-12%	198,618	184,778	+7%

(*) Excluding the Mitsubishi vehicles produced and/or sold in South Africa

Mercedes-Benz Cars

Market Shares*

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
									Change			Change
(in %)	2008	2007	2008	2007	2008	2007	2008	2007	in % pts	2008	2007	in % pts

Western Europe	4.5	4.2	4.9	4.5	5.7	4.9	5.6	4.8	+0.8	4.9	4.6	+0.3
of which Germany	10.7	10.6	10.4	10.2	13.2	10.7	10.1	9.9	+0.2	10.6	10.3	+0.3

USA	1.7	1.5	1.6	1.5	1.8	1.5	1.8	2.0	-0.2	1.7	1.6	+0.1

Japan	0.8	0.9	1.0	1.0	1.0	1.2	1.0	1.2	-0.2	0.9	1.0	-0.1

* Mercedes-Benz Passenger Cars excluding smart

Daimler Trucks

Unit Sales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2008	2007	2008	2007	2008	2007	2008	2007	Change	2008	2007	Change

Daimler Trucks	107,728	119,218	122,809	112,054	122,678	117,675	118,859	118,720	+0%	472,074	467,667	+1%

Western Europe	16,740	18,855	23,601	21,203	24,130	21,922	22,271	25,685	-13%	86,742	87,665	-1%
of which Germany	6,722	8,825	10,122	9,019	12,996	10,229	11,757	12,933	-9%	41,597	41,006	+1%

NAFTA	26,241	45,952	25,579	23,784	23,464	22,299	22,029	22,014	+0%	97,313	114,049	-15%
of which USA	21,204	40,042	19,975	18,836	18,836	18,039	17,963	17,732	+1%	77,978	94,649	-18%

Latin America (excl. Mexico)	13,294	11,017	16,618	14,113	16,388	14,542	12,651	13,345	-5%	58,951	53,017	+11%

Asia	35,713	29,124	37,614	36,329	38,793	38,782	43,676	38,723	+13%	155,796	142,958	+9%
of which Japan	9,745	14,254	10,844	14,415	11,301	13,653	10,145	11,670	-13%	42,035	53,992	-22%

Rest of World	15,740	14,270	19,397	16,625	19,903	20,130	18,232	18,953	-4%	73,272	69,978	+5%

Daimler Trucks

Retail Sales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2008	2007	2008	2007	2008	2007	2008	2007	Change	2008	2007	Change

Daimler Trucks	104,757	113,704	122,795	118,887	123,581	119,079	119,459	120,039	-0%	470,592	471,709	-0%

Western Europe	16,802	18,601	21,768	19,988	23,567	22,560	23,256	26,070	-11%	85,393	87,219	-2%
of which Germany	6,722	8,777	10,122	9,018	12,996	10,230	11,757	12,933	-9%	41,597	40,958	+2%

NAFTA	23,698	41,200	28,120	31,464	24,437	23,740	21,581	23,081	-6%	97,836	119,485	-18%
of which USA	19,306	36,220	21,604	25,381	19,030	19,330	17,108	18,905	-10%	77,048	99,836	-23%

Latin America (excl. Mexico)	13,257	11,019	16,655	14,114	16,384	14,546	12,651	13,341	-5%	58,947	53,020	+11%

Asia	35,706	29,209	37,680	36,501	38,988	38,917	44,034	38,854	+13%	156,408	143,481	+9%
of which Japan	9,745	14,254	10,844	14,415	11,301	13,653	10,145	11,670	-13%	42,035	53,992	-22%

Rest of World	15,294	13,675	18,572	16,820	20,205	19,316	17,937	18,693	-4%	72,008	68,504	+5%

Daimler Trucks

Incoming Orders

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2008	2007	2008	2007	2008	2007	2008	2007	Change	2008	2007	Change

Daimler Trucks	122,073	108,686	111,961	109,949	101,876	109,880	72,929	142,988	-49%	408,839	471,503	-13%

Western Europe	24,286	30,774	13,869	24,527	10,647	23,929	6,110	34,734	-82%	54,912	113,964	-52%
of which Germany	11,812	14,078	5,777	10,772	5,501	9,096	4,756	17,939	-73%	27,846	51,885	-46%

NAFTA	26,766	14,987	26,409	14,976	20,531	16,450	15,639	31,200	-50%	89,345	77,613	+15%
of which USA	20,991	11,663	21,968	12,250	17,067	13,513	14,115	25,955	-46%	74,141	63,381	+17%

Latin America (excl. Mexico)	11,099	11,003	14,816	13,196	14,360	13,408	8,875	14,344	-38%	49,150	51,951	-5%

Asia	38,285	30,987	39,121	34,734	41,045	32,827	34,217	38,756	-12%	152,668	137,304	+11%
of which Japan	10,845	14,148	11,858	14,150	11,324	11,329	6,985	11,188	-38%	41,012	50,815	-19%

Rest of World	21,637	20,935	17,746	22,516	15,293	23,266	8,088	23,954	-66%	62,764	90,671	-31%

Daimler Trucks

Market Shares

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in %)	2008	2007	2008	2007	2008	2007	2008	2007	Change in % pts	2008	2007	Change in % pts

Trucks Europe / Latin America
(Mercedes-Benz)
Western Europe MDT/HDT	18.3	19.3	19.3	21.4	22.6	21.7	25.1	22.9	+2.2	21.7	21.7	+0.0
Germany MDT/HDT	33.9	36.7	34.8	38.4	38.2	38.7	47.4	42.8	+4.6	39.6	39.7	-0.1
Brazil MDT/HDT	30.6	30.9	32.3	31.8	28.5	30.8	27.7	29.8	-2.1	29.5	30.7	-1.2

Trucks NAFTA
(Freightliner/Sterling/Western Star)
NAFTA Class 8	29.7	38.6	30.4	36.6	31.9	30.0	31.1	27.0	+4.1	30.9	32.7	-1.8
NAFTA Class 5-7	24.3	27.3	20.2	22.5	19.7	22.3	19.9	20.6	-0.7	20.7	22.7	-2.0

Trucks Asia
Japan Trucks Total	20.3	22.2	20.9	23.8	25.3	25.0	22.8	22.9	-0.1	22.5	23.6	-1.1

Vans, Buses, Other

Market Data

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter				Fiscal Year
	2008	2007	2008	2007	2008	2007	2008	2007	Change		2008	2007	Change

Mercedes-Benz Vans

Wholesales (in units)	68,626	61,703	78,629	73,823	73,241	72,576	66,702	80,971	-18%		287,198	289,073	-1%

Retail sales (in units)	66,716	62,356	76,332	74,635	67,560	73,616	67,777	77,697	-13%		278,385	288,304	-3%

Market shares (in percent)
Western Europe midsize/large	16.3	16.1	15.6	15.9	17.6	17.3	18.7	16.0	+2.7	pts.	17.1	16.3	+0.8	pts.
Germany midsize/large	26.8	25.2	24.6	24.8	27.0	28.9	27.9	25.4	+2.5	pts.	26.6	26.0	+0.6	pts.

Daimler Buses

Wholesales (in units)	9,177	8,302	11,066	10,338	10,810	9,374	9,538	11,035	-14%		40,591	39,049	+4%

Retail sales (in units)	9,177	8,302	11,066	10,338	10,810	9,374	9,538	11,035	-14%		40,591	39,049	+4%

Market shares (in percent)
Western Europe heavy	31.7	26.3	28.6	23.8	30.8	24.1	32.5	30.8	+1.7	pts.	30.1	26.0	+4.1	pts.
Germany heavy	56.7	51.8	51.6	46.2	65.5	55.4	68.2	66.9	+1.3	pts.	60.1	55.4	+4.7	pts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: February 17, 2009